August 8, 2005

By Facsimile (888) 329-2950 and U.S. Mail

Ivan D. Meyerson
Executive Vice President,
General Counsel and Secretary
McKesson Corporation
One Post Street
San Francisco, California 94301

Re:  	D&K Healthcare Resources, Inc.
	Schedule TO-T filed by Spirit Acquisition and McKesson
	Corporation
      Filed on July 22, 2005
	File No. 005-43656

Dear Mr. Meyerson:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.  Terms of the Offer: Expiration Date, page 4

1. We note that if the purchaser delays its purchase of or payment for shares, then the depository may retain tendered shares and the shares may not be withdrawn. Please note that purchase and payment may only be delayed in certain particular circumstances. You may only delay payment in anticipation of required governmental regulatory approvals, not to effect general legal compliance.
Also, you may not delay payment while you wait to satisfy all offer conditions. In this regard, your conditions must be satisfied or waived as of the expiration of the offer. Please revise your disclosure here and throughout your offer. For example, you include similar disclosure on pages 9, 10 and in your "Certain Conditions of the Offer" section on page 33.

2. We note that you disclose the circumstances in which you are required to extend the offer and that you will disseminate additional Offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Please revise to also disclose the reporting and dissemination requirements that accompany your requirement to extend the offer in Rule 14d-4(d).

5.  Certain United States Federal Income Tax Consequences, page 11

3. Please revise to disclose here and throughout your document that you have described the material, as opposed to "certain," tax consequences of the offer. Further, please eliminate the statements appearing in the first and second paragraphs that the discussion is included "for general information" only. We believe this statement may suggest that your security holders may not rely on the description of material tax consequences included in the offering document.

4. Either delete or provide an analysis supporting your reference to Treasury Department Circular 230. In your analysis, please address why you believe your disclosure constitutes a "covered opinion." First, the disclosure is being made by the filing persons, none of whom, presumably, fall within the definition of "tax advisor" for purposes of the Circular. Second, it appears that 31 CFR Part 10,
Section 10.35(b)(2)(ii)(B)(3) specifically carves out written advice included in document required to be filed with the Securities and Exchange Commission.

8. Certain Information Concerning D&K - Certain Projections, page
14

5. You disclose projections for 2006 that D&K provided to Parent and Purchaser during the negotiations leading up to this Offer.
Please confirm in your response letter that these were the only non-public financial forecasts or projections exchanged. If they were not, include all of such projected information in the offer materials, or provide your supplemental analysis as to why disclosure of additional exchanged projections is not required.

6. Please expand the disclosure in this section to describe all material assumptions underlying the projections disclosed (and any others you include as a result of the last comment above).

7. We note that the projections included in this section have not been prepared in accordance with GAAP. As a result, advise us what consideration you have given to whether the projections for 2006 fiscal year you have disclosed require additional disclosure pursuant to Rule 100(a) of Regulation G. To the extent that you disclose additional projections in response to our comments above, provide the same analysis as to those figures. We may have additional comments after we review your response.

8. We refer you to your disclosure that neither Parent nor Purchaser undertake any obligation to update or otherwise revise the projections. Please be advised that you have an obligation to update if there is a material change to the information contained in your offer document pursuant to Rule 14d-4(d)(1) and 14d-9(c). While we understand that the projections were prepared by D&K, to the extent that Purchaser or Parent becomes aware that the projections or the material assumptions underlying them have materially changed, we believe you may have an obligation to revise the offer materials to inform D&K shareholders of this fact. Please revise accordingly.

9.  Certain Information Concerning Purchaser and Parent, page 15

9. We note that McKesson Health Systems and Pharmaceutical Buyers entered into a prime vendor supply agreement dated July 1, 2002.
Please revise to provide a materially complete description of the relationship, including the material monetary terms of the agreement. See Item 1005(a) of Regulation M-A.

10. Background of the Offer, page 17

10. The disclosure in this section indicates that Parent initially submitted an indication of interest to D&K regarding an offer at a per share price of $16.00. In the first full paragraph on page
18, you disclose that following Parent`s due diligence review, Parent informed D&K`s representatives (on May 31, 2005) that it was not willing to acquire D&K at $16.00 per share. Although negotiations between the parties ultimately resulted in a higher per share price than Parent proposed in May 2005, the offer price remains below the originally contemplated $16.00 per share. Please explain what factor(s) led Parent to reduce the price per share it was willing to pay in this transaction.

12.  The Merger Agreement, Stockholder Agreement and Other
Relevant Agreements, page 20

11. We note your statement that the assertions in the Representations and warranties were made solely for purposes of the contract between McKesson and D&K. Investors are entitled to rely upon disclosures in your publicly filed documents, including the merger agreement. Please revise your disclosure to eliminate the language indicating that the representations and warranties were made "solely" for purposes of the contract between McKesson and D&K, as it suggests that security holders may not rely upon the representations and warranties in the Merger Agreement.

12. You disclose on page 23 that the representations and warranties "may be subject to important qualifications and limitations" and that "certain representations and warranties may not be accurate or complete as of any specified date." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your filings not misleading. Please revise your disclosure accordingly.

15.  Conditions to the Offer, page 32

13. You disclose that the conditions may be waived by parent and purchaser in whole or in part and "at any time and from time to time in their reasonable discretion." We remind you that conditions must be satisfied or waived as of the expiration date of the offer. Please confirm your understanding in your response letter.

Letter of Transmittal

14. We note your request that the security holder acknowledge that they "understand" certain terms the offer. It is not appropriate to require security holders to attest to the fact that they "understand" the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the letter of transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Schedule TO-T in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

					Very truly yours,



					Jeffrey B. Werbitt
					Attorney-Advisor
					Office of Mergers & Acquisitions


cc: 	Kenton J. King, Esquire
      Celeste E. Greene, Esquire
      Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
      Palo Alto, California 94301







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Ivan D. Meyerson
McKesson Corporation
August 8, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE